ALTEROLA BIOTECH, INC.

April 18, 2022

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: Chris Edwards

Division of Corporation Finance

Office of Life Sciences

Mail Stop 7010

100 F. Street NE

Washington, D.C. 20549-7010

Re: Alterola Biotech, Inc.

Registration Statement on Form S-1

File No. 333-264178

Dear Mr. Edwards:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alterola Biotech, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, as amended, to 4:00 PM Eastern Standard Time on April 20, 2022, or as soon thereafter as is practicable.

Thank you for your assistance. Please call with any questions.

By:

/s/ Seamus McAuley

Seamus McAuley

Chief Executive Officer

47 Hamilton Square Birkenhead Merseyside

CH41 5AR United Kingdom

(800) 706-0806